Exhibit 99.1

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

		As of September 30,	As of December 31,
	Note	2009	2008
		(unaudited)

A S S E T S

CURRENT ASSETS
Cash and cash equivalents		$51,708	$34,905
Trade accounts receivable:
Related parties		162	2,379
Others		41,959	43,481
Other receivables		3,418	2,320
Inventories	2	28,746	40,899
Other current assets		7,519	7,657

Total current assets		133,512	131,641

LONG-TERM INVESTMENTS		29,579	29,499

PROPERTY AND EQUIPMENT, NET		388,234	449,697

INTANGIBLE ASSETS, NET		70,983	81,034

GOODWILL		7,000	7,000

OTHER ASSETS , NET		8,282	8,802

TOTAL ASSETS		$637,590	$707,673

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of convertible debenture		$-	$8,330
Short-term bank loan		4,440	7,000
Trade accounts payable		39,180	49,462
Deferred revenue and short-term customers' advances		4,100	6,634
Other current liabilities		32,228	35,202

Total current liabilities		79,948	106,628

LONG-TERM LOANS FROM BANKS	4	184,687	222,989

DEBENTURES	4	231,868	208,512

LONG-TERM CUSTOMERS' ADVANCES		12,412	11,138

OTHER LONG-TERM LIABILITIES	4	55,020	45,959

Total liabilities		563,935	595,226

SHAREHOLDERS' EQUITY	5	73,655	112,447

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$637,590	$707,673

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except share data and per share data)

	Nine months ended September 30,		Three months ended September 30,
	2009	2008	2009	2008
	(unaudited)		(unaudited)

REVENUES	$198,196	$174,206	$79,570	$58,527

COST OF REVENUES	231,248	210,443	84,915	71,136

GROSS LOSS	(33,052)	(36,237)	(5,345)	(12,609)

OPERATING COSTS AND EXPENSES

Research and development	16,364	9,690	6,057	3,500
Marketing, general and administrative	21,913	22,685	8,025	7,728
Write-off of in-process research and development	-	2,300	-	2,300
Merger related costs	-	520	-	520
Fixed assets impairment	-	120,538	-	120,538

	38,277	155,733	14,082	134,586

OPERATING LOSS	(71,329)	(191,970)	(19,427)	(147,195)

FINANCING EXPENSE, NET	(27,032)	(20,374)	(16,758)	(4,763)

GAIN ON DEBT RESTRUCTURING	-	130,698	-	130,698

OTHER INCOME (EXPENSE), NET	2,163	(638)	1,704	(109)

LOSS BEFORE INCOME TAX BENEFIT	(96,198)	(82,284)	(34,481)	(21,369)

INCOME TAX BENEFIT	7,150	-	4,240	-

LOSS FOR THE PERIOD	$(89,048)	$(82,284)	$(30,241)	$(21,369)

BASIC AND DILUTED LOSS PER ORDINARY SHARE

Loss per share	$(0.55)	$(0.65)	$(0.18)	$(0.17)

Weighted average number of ordinary
shares outstanding - in thousands	162,447	126,356	167,200	129,479

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Nine months ended September 30,
	2009	2008
	(unaudited)

CASH FLOWS - OPERATING ACTIVITIES

Loss for the period	$(89,048)	$(82,284)
Adjustments to reconcile loss for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Gain on debt restructuring	-	(130,698)
Depreciation and amortization	105,213	109,926
Effect of indexation, translation and fair value measurement on debt	(2,587)	2,324
Fixed assets impairment	-	120,538
Other expense (income), net	(2,163)	638
Write-off of in-process research and development	-	2,300
Changes in assets and liabilities:
Trade accounts receivable	3,739	6,380
Other receivables and other current assets	(695)	3,256
Inventories	12,153	(10,520)
Trade accounts payable	(7,566)	(3,325)
Deferred revenue and customers' advances	(1,039)	(9,423)
Other current liabilities	(3,371)	821
Other long-term liabilities	(6,687)	1,004

Net cash provided by operating activities	7,949	10,937

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(18,199)	(70,632)
Acquisition of subsidiary consolidated for the first time (a)	-	2,765
Investments in other assets and intangible assets	-	(658)
Long-term investments	(1,022)	-

Net cash used in investing activities	(19,221)	(68,525)

CASH FLOWS - FINANCING ACTIVITIES

Proceeds from long-term loans	-	32,000
Proceeds on account of capital notes	20,000	20,000
Proceeds from issuance of ordinary shares and warrants, net	22,160	-
Proceeds from exercise of share options	20	-
Proceeds from issuance of debentures and warrants, net	-	1,440
Short-term loan from Bank	(2,560)	7,000
Repayment of debenture	(8,254)	(8,179)
Debts repayment	(3,216)	(1,000)

Net cash provided by financing activities	28,150	51,261

Effect of foreign exchange rate change	(75)	-

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	16,803	(6,327)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	34,905	44,536

CASH AND CASH EQUIVALENTS - END OF PERIOD	$51,708	$38,209

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Nine months ended September 30,
	2009	2008
	(unaudited)

NON-CASH ACTIVITIES

Investments in property and equipment	$885	$14,377

Conversion of Convertible debentures to share capital	$3,987	$1,913

Reclassification of previously bifurcated conversion option
and warrants to shareholders' equity	$404	$3,907

Stock based compensation, Note 5H	$3,829	$-

Conversion of long term debt and convertible debentures to capital notes	$-	$95,071

Issuance of shares and warrants relating the merger with Jazz	$-	$46,744

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the period for interest	$13,752	$12,853

Cash paid during the period for income taxes	$1,173	$1,237

(a)	ACQUISTION OF SUBSIDIARY CONSOLIDATED FOR THE FIRST TIME, SEE ALSO NOTE 3 : Assets and liabilities of the subsidiary

As of September 19,
2008

The acquisition:
Working capital (excluding cash and cash equivalents)	$(4,270)
Fixed assets	83,130
Long-term investments	17,100
Intangible assets	61,900
Other assets	66
Convertible notes	(108,600)
Long-term loans and other liabilities	(11,074)
Goodwill arising on acquisition	8,807

47,059

Less:
Issuance of share capital and warrants	46,744
Accrued merger related costs	3,080

49,824

$(2,765)

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL

A.	Basis for Presentation

(1)	The consolidated financial statements of Tower Semiconductor Ltd (“Tower”) include the financial statements of Tower and its wholly-owned subsidiaries, Tower Semiconductor USA, a marketing and sales subsidiary in the United States and Jazz Technologies (“Jazz”), a leading independent wafer foundry focused on Analog-Intensive Mixed -Signal (AIMS) process technologies based in Newport Beach, California. Tower and its wholly owned subsidiaries are referred to as the “Company”. References to the “Company” for dates prior to the merger of Tower and Jazz on September 19, 2008 (the “Jazz Merger”), shall exclude Jazz.

The Company’s consolidated financial statements include the results of Jazz for the nine months ended September 30, 2009 and for the period between September 19, 2008 and September 30, 2008. The Company’s consolidated financial statements include Jazz’s balance sheet as of September 30, 2009 and December 31, 2008. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances. The unaudited condensed interim consolidated financial statements as of September 30, 2009 of the Company should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2008 and for the year then ended, including the notes thereto.

In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the date and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

(2)	The interim financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

(3)	Initial Adoption of New Standards

Accounting Standards Codification ("ASC") 815-40 (EITF 07-5)

In June 2008, the FASB Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock”. The consensus is an amendment to ASC 815-40 Contract in Entity’s Own Equity.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

A.	Basis for Presentation (cont.)

(3)	Initial Adoption of New Standards (cont.)

Accounting Standards Codification ("ASC") 815-40 (EITF 07-5) (cont.)

The Company applies this consensus effective January 1, 2009. The Company identified several instruments that are affected by the consensus all of which were, before the adoption of the consensus, classified in equity and upon the adoption were reclassified from equity to liabilities. These instruments include warrants and a previously bifurcated conversion option, with either an anti-dilution feature or with an exercise price denominated in NIS. At the date of adoption and in accordance with transition provisions of the consensus, the Company measured those instruments at fair value. The difference between the fair values and the amount previously recorded in equity was recognized as an adjustment to the opening balance of retained earnings.

The effect of the adoption on equity retained earnings is as follows:

January 1, 2009

Additional paid in capital	$(14,065)
Retained earnings	12,800

Fair value reclassified to liability	$(1,265)

The effect of the adoption on the Company’s consolidated results of operations and net loss for the nine and three months ended September 30, 2009 was $13,944 and $11,888 respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

A.	Basis for Presentation (cont.)

(3)	Initial Adoption of New Standards (cont.)

ASC 470-20-15 (FSP APB 14-1)

Effective January 1, 2009, the Company applies the amendment to ASC 470-20-15 (FSP No. APB 14-1), “Accounting for Convertible Debt Instruments that may be Settled in Cash upon Conversion (Including Partial Cash Settlement)". The provision of the amendment applies to any convertible debt instrument that may be wholly or partially settled in cash and requires the separation of the debt and equity components of cash-settleable convertibles at the date of issuance. The amendment is effective for the 8% convertible debt issued by Jazz due in 2011. Following the Jazz Merger, as part of the purchase method, Jazz was required to fair value its convertible debt instrument. As a result, a new basis was determined for the convertible notes of $108,600. The debt discount was $19,600. Upon adoption of the amendment, the Company evaluated the equity component as of the date of the Jazz Merger and determined that it is immaterial. As such, the Company expects no impact on the Company’s consolidated results of operations or financial position resulting from the adoption of this amendment for periods following the Jazz Merger.

Amendment to ASC 815 (SFAS No. 161)

Effective January 1, 2009, the Company adopted the disclosure requirements in the amendment to ASC 815 (added by SFAS No. 161), “Disclosures about Derivative Instruments and Hedging Activities”, which expands disclosures but does not change accounting for derivative instruments and hedging activities. The adoption of the amendment did not have any impact on the consolidated results of operations or financial position of the Company.

ASC 825-10-50 and 270-10-50 (FSP FAS 107-1 and APB 28-1)

In April 2009, the FASB amended the disclosure requirements in section 825-10-50 and 270-10-50 of the ASC through the issuance of FASB staff position (FSP FAS 107-1 and APB 28-1), “Interim Disclosures about Fair Value of Financial Instruments”. This amendment applies to all financial instruments within the scope of ASC 825 held by publicly traded companies, as defined by ASC 270-20 (Interim Reporting) and are effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

A.	Basis for Presentation (cont.)

(3)	Initial Adoption of New Standards (cont.)

ASC 825-10-50 and 270-10-50 (FSP FAS 107-1 and APB 28-1) (cont.)

ASC 825-10 (Financial Instruments) requires fair value disclosures for any financial instruments that are not currently reflected on the balance sheet of companies at fair value. Prior to issuing of this amendment, fair values for these assets and liabilities were only disclosed once a year. The amendment now requires these disclosures on a quarterly basis, providing qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value, see Note 4.

ASC 320-10-65 (FSP FAS 115-2 and FAS 124-2)

In April 2009, the FASB issued an amendment to ASC 320-10-65 (Investments – Debt and Equity Securities) through the issuance of FASB staff position 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”(“OTTI”) for investment in debt securities. This amendment applies to all entities and is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.

Under the amendment, the primary change to the OTTI model for debt securities is the change in focus from an entity’s intent and ability to hold a security until recovery. Instead, an OTTI is triggered if (1) an entity has the intent to sell the security, (2) it is more likely than not that it will be required to sell the security before recovery, or (3) it does not expect to recover the entire amortized cost basis of the security. In addition, the amendment changes the presentation of an OTTI in the income statement if the only reason for recognition is a credit loss (i.e., the entity does not expect to recover its entire amortized cost basis). That is, if the entity has the intent to sell the security or it is more likely than not that it will be required to sell the security, the entire impairment (amortized cost basis over fair value) will be recognized in earnings.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

A.	Basis for Presentation (cont.)

(3)	Initial Adoption of New Standards (cont.)

ASC 320-10-65 (FSP FAS 115-2 and FAS 124-2) (cont.)

However, if the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security, but the security has suffered a credit loss, then the impairment charge will be separated into the credit loss component, which is recorded in earnings, and the remainder of the impairment charge, which is recorded in other comprehensive income. The adoption of this standard did not have any impact on the consolidated results of operations or financial position of the Company.

Amendment to ASC 820 (FSP FAS 157-4)

In April 2009, the FASB issued an amendment to ASC 820 through the issuance of FASB staff position 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that are Not Orderly”. This amendment applies to all assets and liabilities within the scope of accounting pronouncements that require or permit fair value measurements, except as discussed in ASC 820-10-15-2. The amendment is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively.

ASC 820-35-51 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the objective of fair value measurement, as stated in ASC 820, to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive.

The amendment provides guidance on (1) estimating the fair value of an asset or liability (financial and nonfinancial) when the volume and level of activity for the asset or liability have significantly decreased and (2) identifying transactions that are not orderly. The adoption of this standard did not have any impact on the consolidated results of operations or financial position of the Company.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

A.	Basis for Presentation (cont.)

(3)	Initial Adoption of New Standards (cont.)

ASC 855 (SFAS 165)

In May 2009, the FASB issued ASC 855 (SFAS No. 165), “Subsequent Events”. ASC 855 establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855 is effective for the interim or annual financial periods ending after June 15, 2009. The adoption of this standard did not have any impact on the consolidated results of operations or financial position of the Company.

(4)	Recently Issued Accounting Standards

SFAS 166

In June 2009 the FASB issued SFAS No.166 “Accounting for Transfers of Financial Assets” (not yet codified). This SFAS is a revision to ASC 860 Transfer and Servicing (formerly Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”), and will require more information about transfers of financial assets, including securitization transactions, and continued exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. SFAS No. 166 enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and a company’s continuing involvement in transferred financial assets. SFAS No. 166 will be effective at the start of a company’s first fiscal year beginning after November 15, 2009. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

A.	Basis for Presentation (cont.)

(4)	Recently Issued Accounting Standards (cont.)

SFAS 167

In June 2009, the FASB issued SFAS No. 167 “Amendments to ASC 810 Consolidation (formerly FASB Interpretation No. 46(R))” (not yet codified) (“SAFS No. 167”), which changes the way entities account for securitizations and special-purpose entities. SAFS No. 167 is a revision to ASC 810, and changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. This SFAS will require a company to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A company will be required to disclose how its involvement with a variable interest entity affects the company’s financial statements. SFAS No. 167 will be effective at the start of a company’s first fiscal year beginning after November 15, 2009. The adoption of this standard is not expected to have material impact on the Company’s consolidated financial statements.

ASC 105 (SFAS 168)

In June 2009, the FASB issued ASC 105, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”. ASC 105 establishes the “FASB Accounting Standards Codification” (“Codification”), and was officially launched on July 1, 2009, for the purpose of serving as the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification. In general, the Codification is not expected to change U.S. GAAP. All other accounting literature excluded from the Codification will be considered non-authoritative. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Effective September 30, 2009, all references made to GAAP in our consolidated financial statements include the new Codification numbering system along with original references.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

A.	Basis for Presentation (cont.)

(4)	Recently Issued Accounting Standards (cont.)

ASU 2009-13

In October 2009, the FASB issued “Accounting Standards Update (“ASU”) 2009-13 Multiple Deliverable Revenue Arrangements a consensus of EITF” (formerly topic 08-1) an amendment to ASC 605-25. The update provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. The amendments in this update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments in this update also will replace the term “fair value” in the revenue allocation guidance with the term “selling price” in order to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant.

The amendments will also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable’s selling price.

The update will be effective for revenue arrangements entered into or modified in fiscal year beginning on or after June 15, 2010 with earlier adoption permitted. The adoption of this standard is not expected to have material impact on the Company’s consolidated financial statements.

(5)	Certain amounts in prior periods’ financial statements have been reclassified in order to conform to 2009 presentation.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

B.	Financing of the Company’s Debt Obligations and Other Liabilities

During the past years, the Company has experienced significant recurring losses and an increasing accumulated deficit. The Company has been working in various ways to mitigate these financial losses and has been successful in increasing its customer base, increasing its sales, improving its EBITDA and cash flow from operations, increasing its installed capacity level, raising funds, restructuring its debt and modifying its organizational structure to better address its customers’ needs and to improve its market position. See further details in Note 5 below and Notes 12B, 16A(3) and 17F-J to the 2008 audited consolidated financial statements.

The worldwide economic downturn that commenced in 2008 and its effect on the semiconductor industry resulted in global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide. While many market analysts and others report signs of recovery, there is no assurance that markets will sufficiently recover the effect of the downturn. A lack of or slower than expected market recovery may adversely affect the future financial results and position of the Company, including its ability to fulfill its debt obligations and other liabilities and support its growth. The Company is taking several measures in order to mitigate the potential effect of this downturn, including fund-raisings, sale of fixed assets and/or intellectual property licensing, possible sale and lease-back of a portion of real estate assets, and the receipt of all or part of pending grants from the Israeli Investment Center. There is no assurance that the Company will be able to obtain sufficient funding from these or other sources to allow it to have sufficient cash to fulfill its debt obligations and other liabilities and support its growth plans. See also Notes 12B, 16A(3), 16A(6) and 17 F-J to the 2008 audited consolidated financial statements.

NOTE 2	–	INVENTORIES

Inventories consist of the following:

	September 30, 2009	December 31, 2008

Raw materials	$7,526	$13,673
Work in process	18,777	13,966
Finished goods	2,443	13,260

	$28,746	$40,899

Work in process and finished goods inventories are presented net of aggregate write downs to net realizable value of $3,037 and $12,488 as of September 30, 2009 and December 31, 2008, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 2	–	INVENTORIES (cont.)

Following the Jazz Merger, Tower and Jazz have been working to align their reporting and information systems. During 2009, the process was concluded with Jazz adopting in its financial statements the same method of calculating the cost of inventories used by Tower. The primary result of such adoption is the inclusion of depreciation and amortization as part of the cost of inventory. In addition, indirect raw material that had been previously immediately charged in Jazz to earnings, is now being capitalized and presented as part of raw material inventory of Jazz until it is consumed. Comparative financial statements of prior periods (in which Jazz was consolidated) have been adjusted to apply the new method retrospectively. The following financial statement line items for fiscal year 2008 were affected by the change in accounting principle.

As of December 31, 2008:

	As originally reported	As adjusted	Effect of change

Inventories	$38,729	$40,899	$2,170
Shareholders' Equity	$110,277	$112,447	$2,170

NOTE 3	–	PRO-FORMA FINANCIAL INFORMATION

The following unaudited pro-forma financial information assumes that the Jazz Merger occurred on January 1, 2008. Such information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if the Jazz Merger had taken place on the date specified, nor are they indicative of the Company’s future operating results.

Nine months ended September 30, 2008

Revenues	$306,591
Loss	(84,546)
Loss per share - basic and diluted	$(0.53)

See additional business and financial information regarding the Jazz Merger in Note 3 to the 2008 consolidated financial statements.

NOTE 4	–	FAIR VALUE MEASUREMENTS

(A)	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding the Company’s long-term debentures and long-term banks loans, do not materially differ from their respective carrying amounts as of September 30, 2009 and December 31, 2008. The fair values of Tower and Jazz’s debentures, based on quoted market prices as of September 30, 2009 and December 31, 2008 were $215,350 and $60,264, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 4	–	FAIR VALUE MEASUREMENTS (cont.)

(B)	Fair Value Measurements

Fair values were determined using the income approach using a present value technique, as follows:

For Tower’s loans – the cash flows used in the technique reflect the cash stream expected to be used to satisfy the obligation over its economic life. The Company discounted expected cash flows as forecasted each quarter using the appropriate discount rate for the applicable maturity.

For embedded derivatives – the Company utilized the Black Scholes Merton formula.

For over the counter derivatives – the Company used the market approach using quotation from independent brokers and dealers.

For Tower’s convertible debentures series E – the market approach using quoted market prices was used.

Recurring Fair Value Measurements Using the Indicated Inputs:

	September 30, 2009	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (level 3)

Convertible debentures series E	$34,149	$34,149	$-	$-
Tower's Long-term debt	164,687	-	-	164,687
Derivatives	3,478	-	3,478	-
Warrants and previously bifurcated
conversion option	14,378	1,181	-	13,197

	$216,692	$35,330	$3,478	$177,884

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 4	–	FAIR VALUE MEASUREMENTS (cont.)

(B)	Fair Value Measurements (cont.)

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Long-term debt	Convertible debentures series E	Warrants and previously bifurcated conversion option

As of January 1, 2009 - at fair value	$202,989	$16,825	$-
Reclassification of warrants and previously bifurcated conversion option from equity to liability - see Note 1A(3) - Initial
Adoption of New Standards - ASC 815-40-15	-	-	89
Total losses (gains) unrealized in earnings	(38,302)	5,922	13,108
Transfer out of Level 3	-	(22,747)	-

As of September 30, 2009 - at fair value	$164,687	$-	$13,197

Unrealized losses (gains) in earnings from liabilities held at
period end	$(38,302)	$5,922	$13,108

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2008	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Convertible debentures series E	$16,825	$-	$-	$16,825
Tower's long-term debt	202,989	-	-	202,989
Derivatives	3,236	-	3,236	-

	$223,050	$-	$3,236	$219,814

(C)	Composition of Balances

As of September 30, 2009 and December 31, 2008 long-term loans from Banks amounted to $184,687 and $222,989, respectively, of which $164,687 and $202,989 at fair value as of such dates.

As of September 30, 2009 and December 31, 2008 debentures amounted to $231,868 and $208,512, respectively, of which $31,907 and $16,825 at fair value as of such dates.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 5	–	RECENT DEVELOPMENTS

A.	The Israel Corporation Investment

As part of the September 2008 definitive agreements with the Banks and The Israel Corporation (“TIC”), detailed in Notes 12B and 16A(3) to the 2008 audited consolidated financial statements, TIC invested $20,000 in the Company in January 2009. In consideration, Tower issued TIC equity equivalent capital notes convertible into approximately 77 million of Tower’s ordinary shares. These equity equivalent capital notes have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable.

B.	Share Incentive Plan for the Chairman of the Board of Directors

In June 2009, the audit committee of the Company’s board of directors (the “Audit Committee”) and the Company’s board of directors (“Board”) approved a grant to the new Chairman of the Board of options to purchase 11.5 million ordinary shares of the Company. Said grant is subject to the approval of the shareholders of the Company. The date of grant shall be the date the shareholders of the Company will approve said grant (the “Date of Grant”). The exercise price is $0.29 (but not lower than the nominal value of the Company’s ordinary shares), which was the closing price of the Company’s ordinary shares on the NASDAQ Global Market on the trading day immediately prior to the date of approval of the grant by the Board. The options vest over three years as follows: 50% of the options shall vest on the second anniversary of the Date of Grant and an additional 50% on the third anniversary of the Date of Grant. The options are exercisable for a period of seven years from the Date of Grant.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 5	–	RECENT DEVELOPMENTS (cont.)

C.	Share Incentive Plan for the Company’s Employees and CEO

In November 2008, the Audit Committee and Board approved the Company’s 2009 Employee Share Incentive Plan (the “Plan”) to grant options and/or restricted share units (“RSU’s”) to the Company’s employees (including its CEO) and to the employees of the Company’s subsidiaries, which plan was approved by the Company’s shareholders in April 2009. Up to approximately 28 million options are reserved for grant to the Company’s employees and its subsidiaries’ employees (excluding its CEO), and an additional approximately 28 million options under the Plan are reserved for grant to the Company’s CEO. However, the amount of available options for grant at any time will be reduced by the aggregate number of outstanding options available for grant under previous employee option plans and under the previous CEO Share Option Plan. In June 2009, the Company’s Board approved a grant to the Company’s CEO under the Plan to purchase up to 8.5 million ordinary shares. These options are exercisable at an exercise price of $0.29 (but not lower than the nominal value of the Company’s ordinary shares), which was the closing price of the Company’s shares on the NASDAQ Global Market on the trading day immediately prior to the date of approval of the grant by the Board. These options will vest over a three-year period as follows: 50% of the options shall vest on the second anniversary of the date of grant and an additional 50% on the third anniversary of the date of grant. The options granted are exercisable for a period of seven years from the date of grant. In June 2009, the Board approved a grant to the employees of the Company under the Plan to purchase up to 9 million ordinary shares. These options are exercisable at an exercise price of $0.29 (but not lower than the nominal value of the Company’s ordinary shares), which was the closing price of the Company’s shares on the NASDAQ Global Market on the trading day immediately prior to the date of approval of the grant by the Board. These options will vest over a three-year period as follows: 50% of the options shall vest on the second anniversary of the date of grant and an additional 50% on the third anniversary of the date of grant. The options granted are exercisable for a period of seven years from the date of grant.

D.	Options Granted to Directors

During 2009, under the Company’s Independent-Director Share Option Plan, 0.3 million options were granted to new directors appointed to the Board in 2009 at an average exercise price of $0.20 (but not lower than the nominal value of the Company’s ordinary shares).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 5	–	RECENT DEVELOPMENTS (cont.)

E.	Securities Price Adjustments

The convertible debentures series E and the warrants series 6, which were issued in 2007, were convertible into Tower’s ordinary shares at a conversion price of NIS 17.2 and $2.04, respectively. The conversion prices were subject to adjustments under certain limited circumstances during a two year period. Under such circumstances, the conversion price for convertible debentures series E was reduced from NIS 17.2 to NIS 4.15 and for warrants series 6 from $2.04 to $1.06. Convertibles debentures series E are carried at fair value through profit and loss and the effect of the reduction in conversion price was reflected in the mark to market of the convertibles. Warrants series 6 were carried at fair value due to the existence of the ratchet described above according to the provisions of ASC 815-40-15. After the exercise price was adjusted and the ratchet expired the warrants were adjusted to fair value through earnings and reclassified to equity, since no future variability in the exercise price can occur. In addition, Warrants series I, which were issued in 2007, were exercisable into Tower’s ordinary shares at an exercise price of $2.04. This exercise price is subject to an adjustment mechanism under certain limited circumstances during a five year period. Under such circumstances, the adjusted exercise price, as of September 30, 2009 and as of the approval date of the financial statements, is $0.74. Since Tower’s warrants series I are carried at fair value, the changes in fair value reflect the decreased exercise price. Warrants series I will continue to be carried at fair value due to potential exercise price adjustment.

F.	Agreement with Crocus Technology

In June 2009, Tower and Crocus Technology, a premier developer of Magnetic Random Access Memory (MRAM), entered into an agreement to port Crocus’ MRAM process technology into Tower’s manufacturing environment. As part of the exclusive agreement, Tower will perform all manufacturing steps required for Crocus’ next-generation MRAM technology in Fab2. In addition to collaborating on the process port, Tower will receive an equity position in Crocus valued at $1,250.

G.	Agere/LSI Action

During 2008, an International Trade Commission (“ITC”) action was filed by Agere/LSI Corporation (“LSI”), which alleged infringement by 17 corporations of LSI’s patent No. 5227335. Following the initial filing, LSI amended the ITC complaint to add Tower, Jazz and three other corporations as additional respondents. Tower, Jazz and the other three corporations were added as additional respondents in the ITC action in October 2008. The case was tried before an administrative law judge (“Judge”) in July 2009. In September 2009, the Judge ruled against LSI and in favor of the respondents, determining that the patent claims asserted by LSI are invalid. LSI has filed a Petition for Review, seeking a reversal of the Judge’s decision.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009
(dollars in thousands, except share data and per share data)

NOTE 5	–	RECENT DEVELOPMENTS (cont.)

H.	Banks Facility Agreement

During 2009, the Banks and Tower entered into an amendment to the Facility Agreement to: (i) postpone the repayment schedule of the outstanding loans, to be repaid in 8 equal quarterly installments from September 2011 until June 2013; (ii) waive the financial covenants stipulated in the Facility Agreement through December 31, 2009. Since the loans are carried at fair value, the fair value as of September 30, 2009 includes the effects of the amendment. Upon certain circumstances, as stipulated in the amendment, and following receipt by Tower of significant amounts of proceeds from certain sources, Tower will pay a portion of such proceeds on account of the outstanding loans prior to the due date specified above. As part of the terms of the amendment, Tower agreed to extend the Banks’ existing warrants to June 2013, issue the Banks new warrants in three annual tranches of $1,000 each, at a quantity and price to be determined based on the future stock price (the first tranche of which was issued for an exercise price of $0.89) and pay the Banks fees in the aggregate amount of $350. The cost of the new warrants (all three tranches) and the additional cost of the existing warrants, which is determined based on the fair value at the date of the amendment, was expensed and recorded in financing expenses, as they relate to an item carried at fair value.

I.	Definitive Agreement with YA Global Master SPV Ltd

In August 2009, Tower entered into a definitive agreement with YA Global Master SPV Ltd. (“Yorkville”), according to which Yorkville committed to invest in Tower, subject to a request from Tower, up to $25,000 over the next 24 months by way of a stand-by equity-line, in consideration for ordinary shares of Tower to be issued at a 3% discount to the market price of the ordinary shares as determined in accordance with the agreement. Investment made by Yorkville will be made such that Yorkville will not hold more than 4.99% of Tower’s ordinary shares during the period of the agreement. As of September 30, 2009, draw downs in the amount of $2,150 have been made under this agreement. No warrants or any debt or derivative instruments were issued by Tower under this agreement.

J.	Investment by Israeli Institutional Investors

In September 2009, certain Israeli institutional investors invested approximately $21,100 of gross proceeds in Tower’s shareholders’ equity. In consideration for such investment, Tower sold approximately 22 million ordinary shares (“Shares”) and approximately 5.3 million Warrants Series 6 (“Warrants”). The Warrants are exercisable through August 2011, are traded on the Tel Aviv Stock Exchange, and are classified in shareholders’ equity.